SECURI … SSION

15026498

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2015
WASH. DC
204

SEC FILE NUMBER
8-42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Old Elm Hill Pike, Unit 201
(No. and Street)

Nashville (City) TN (State) 37214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lattimore Black and Morgan & Cain, Pc
(Name - *if individual, state last, first, middle name*)

5250 Virginia Way (Address) Brentwood (City) TN (State) 37024 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27/15

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

STEPHANIE R. WILLIAMS
STATE OF TENNESSEE NOTARY PUBLIC
RUTHERFORD COUNTY
My Commission Expires 05-23-2016

Signature

President

Title

Stephanie R. Willi

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL INFORMATION, AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

LATTIMORE BLACK MORGAN & CAIN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

CONTENTS

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Center Street Securities, Inc.:

We have audited the accompanying financial statements of Center Street Securities, Inc. (a Louisiana corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Center Street Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Center Street Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on page 13 has been subjected to audit procedures performed in conjunction with the audit of Center Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Center Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
February 26, 2015

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 609,038
Deposits with clearing brokers	5,000
Receivable from brokers and dealers	18,514
Commissions receivable	285,298
Receivables from representatives	7,756
Property and equipment, net	35,033
Prepaid expenses and other assets	96,935
TOTAL ASSETS	$ 1,057,574

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 332,875
Accounts payable	32,725
Income taxes payable	91,600
Accrued expenses	55,451
Advances from representatives	43,943
Deferred tax liability	26,000
TOTAL LIABILITIES	582,594
SHAREHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	810,929
Accumulated deficit	(343,949)
TOTAL SHAREHOLDER'S EQUITY	474,980
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,057,574

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$ 6,849,370
Service fees	181,720
TOTAL REVENUES	7,031,090
EXPENSES	
Commissions	5,132,005
Salaries, bonuses and benefits	867,077
Bad debts	3,852
Brokerage, exchange and clearance fees	113,510
Depreciation	10,859
Dues and subscriptions	27,925
Insurance and licensing fees	155,582
Occupancy	114,298
Office supplies	12,792
Penalties and late fees	84,092
Postage and delivery	23,880
Professional fees	169,469
Other expense	143,205
TOTAL EXPENSES	6,858,546
NET INCOME BEFORE INCOME TAXES	172,544
PROVISION FOR INCOME TAXES	102,866
NET INCOME	$ 69,678

See accompanying notes to the financial statements

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 810,929	$ (413,627)	$ 405,302
Net income	-	-	-	69,678	69,678
BALANCE - END OF YEAR	500	$ 8,000	$ 810,929	$ (343,949)	$ 474,980

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES	
Net income	$ 69,678
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,859
Deferred income taxes	3,016
(Increase) decrease in operating assets:	
Receivable from brokers and dealers	(12,599)
Commissions receivable	(141,415)
Receivables from representatives	872
Prepaid expenses and other assets	(6,592)
Increase (decrease) in operating liabilities:	
Commissions payable	191,077
Accounts payable	18,624
Income taxes payable	(24,477)
Accrued expenses	(6,698)
Advances from representatives	12,540
TOTAL ADJUSTMENTS	45,207
NET CASH PROVIDED BY OPERATING ACTIVITIES	114,885
INVESTING ACTIVITIES	
Purchase of property and equipment	(7,381)
NET CASH USED IN INVESTING ACTIVITIES	(7,381)
NET INCREASE IN CASH	107,504
CASH - BEGINNING OF YEAR	501,534
CASH - END OF YEAR	$ 609,038
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 124,327

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, and real estate investment trusts.

The Company is a wholly-owned subsidiary of Center Street Holdings, Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and market development costs

Advertising and market development costs are expensed as incurred. Advertising expense for the year ended December 31, 2014 amounted to $8,570.

Deposits with clearing broker

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The Company is liable for state taxes.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The consolidated federal income tax returns for 2012 and 2013 are open to examination. The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are reported at cost, net of accumulated depreciation, and include improvements that significantly add to productive capacity or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain (except trade-ins) or loss is included in operations for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation is recorded using the straight-line method over the assets' estimated useful lives, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the respective lease term.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 26, 2015, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Commissions receivable from three customers amounted to approximately $154,238 at December 31, 2014.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2014:

Furniture and equipment	$ 51,014
Leasehold improvements	4,892
	55,906
Less accumulated depreciation	(20,873)
	$ 35,033

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2014:

	Current	Deferred	Total
Federal	$ 85,000	$ (1,319)	$ 83,681
State	14,850	4,335	19,185
	$ 99,850	$ 3,016	$ 102,866

The actual income tax expense differs from the expected income tax expense due to non-deductible regulatory penalties.

Deferred taxes result primarily from depreciation of property and equipment, prepaid expenses, accrued expenses, and net operating loss carryforwards.

At December 31, 2014, the Company had net operating loss carryforwards totaling approximately $15,000 for state excise tax purposes. State tax loss carryforwards expire beginning in 2024.

NOTE 6 - LEASES

The Company leases certain property and equipment under operating leases expiring at various dates through November 2016. The leases contain renewal options for various periods. Rent expense totaled $ 56,524 for the year ended December 31, 2014.

Future minimum rental payments under noncancelable operating leases as of December 31, 2014 are as follows:

Year	Amount
2015	$ 45,075
2016	21,842
	$ 66,917

NOTE 7 - RELATED PARTY TRANSACTIONS

Accounts payable to the Company's President for commissions amounted to $28,437 at December 31, 2014. In 2014, total salaries and commissions included in operating expense earned by the Company's President amounted to approximately $469,824.

The Company rents office space from Thacker Properties, LLC, which is owned by the President of the Company. Rent expense and fees for the use of furniture and equipment under this arrangement amounted to approximately $18,000 for the year ended December 31, 2014.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014 the Company had regulatory net capital of $232,267, which was $198,090 in excess of its required minimum of $34,177. The Company's percent of aggregate indebtedness to net capital ratio was 221%.

CENTER STREET SECURITIES, INC.

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2014

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 474,980
Nonallowable assets from the Statement of Financial Condition	(242,613)
Net capital before haircuts	232,367
Haircuts	(100)
Net capital	$ 232,267
Total aggregate indebtedness	$ 512,651
Computation of basic net capital requirement	
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 34,177
Excess net capital	$ 198,090
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$ 181,002
Percentage of aggregate indebtedness to net capital	220.72 %

The net capital computed above and the Company's computation of net capital on its December 31, 2014 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Center Street Securities, Inc.:

We have reviewed management's statements, included in the accompanying exemption reports, in which (1) Center Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Center Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Center Street Securities, Inc. stated that Center Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Center Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Center Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
February 26, 2015

CENTER STREET SECURITIES, INC.

EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2014 without exception.

Signature

President
Title

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2014

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder
of Center Street Securities, Inc,:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Center Street Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Center Street Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Center Street Securities, Inc.'s management is responsible for Center Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cleared check payments, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment (none) with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2415*********************MIXED AADC 220
042786 FINRA DEC
CENTER STREET SECURITIES INC
2740 OLD ELM HILL PIKE STE 201
NASHVILLE TN 37214-3158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anna English
615 690 3593

2. A. General Assessment (item 2e from page 2) $ 16,262

B. Less payment made with SIPC-6 filed (**exclude interest**) (7,257)

7/18/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 9,005

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,005

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,005

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Center Street Securities, Inc.
(Name of Corporation, Partnership or other organization)

Anna English
(Authorized Signature)

Dated the 28 day of Jan , 20 16 .

Fin Op.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,031,090
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(113,510)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(79,681)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (170,440.11 + 11,280 + 151,344.88) (Deductions in excess of $100,000 require documentation)	(333,065)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(526,256)
2d. SIPC Net Operating Revenues	$ 6,504,834
2e. General Assessment @ .0025	$ 16,262 (to page 1, line 2.A.)